Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

FIRST QUARTER ENDED MARCH 31, 2011

INDEX

Forward-looking statements	2
Executive summary	3
Overview	5
First quarter 2011 Highlights	6
2011 – Outlook	9
Summarized financial results	12
Attributable gold production and cash cost per ounce	14
Attributable gold sales volume and realized gold price	15
Niobium production, sales and operating margin	15
Financial results	16
Quarterly financial review	19
Market trends	19
Results of operations	21
Development projects	29
Exploration	31
Financial position	37
Disclosure controls and procedures and internal controls over financial reporting	42
Changes in accounting policies and future accounting policies	42
Risks and uncertainties	43
Supplemental information to the management’s discussion and analysis	44
Mining operations production data	49

The following Management’s Discussion and Analysis (“MD&A”), dated May 11, 2011, should be read in conjunction with the Company’s annual consolidated financial statements for December 31, 2010 and related notes thereto which appear elsewhere in this report. Beginning January 1, 2011, IAMGOLD reports under International Financial Reporting Standards (“IFRS”). The unaudited consolidated interim financial statements for the first quarter of 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS (refer to note 25 in the unaudited consolidated interim financial statements for the first quarter of 2011 for reconciliations from Canadian generally accepted accounting principles (“GAAP”) to IFRS). All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York and Botswana stock exchanges.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance other than statements of historical fact, constitute “forward-looking statements.” Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The words “expect,” “will,” “intend,” “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s annual MD&A risks and uncertainties section, and the Company’s 2010 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks are described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured,” “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

EXECUTIVE SUMMARY

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is committed to being a global leader in generating superior value for its stakeholders through responsible mining. With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every aspect of its business.

IAMGOLD remains focused on growth and increasing value for its stakeholders. The Company will continue its strategy of expanding existing operations as the most cost effective way to grow while aggressively looking for accretive new opportunities. IAMGOLD will pursue strategic relationships to unlock value within its existing portfolio of assets and to target new opportunities. To date in 2011 the Company has:

•

Announced it has reached an agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for $667 million. This transaction is subject to the approval of Gold Fields’ shareholders and is expected to close no later than July 31, 2011.

•

Signed a Memorandum of Understanding (“MOU”) with the China National Gold Group Corporation (“China Gold”). This is an example of the options IAMGOLD is considering to expand its resources in support of its strategy. This MOU confirms the mutual intention of IAMGOLD and China Gold to cooperate in the pursuit and development of mineral deposits in the regions of IAMGOLD‘s focus.

•

Announced results from an independent technical report on IAMGOLD’s niobium mine with potential for a 691% increase in measured and indicated mineral resources to 1.93 billion kilograms of contained niobium pentoxide, and an after-tax net asset value in the range of $1.6 billion to $2.0 billion.

•	Completed the feasibility study on the Sadiola sulphide initiative and continues progress towards a construction decision in 2011.

•

Disposed of the La Arena project, a non-strategic asset, for $48.8 million resulting in a gain of $10.5 million (before income tax impact). In addition, as part of the option and earn-in agreement in June 2009, IAMGOLD received 8 million shares and 1.5 million warrants of Rio Alto Mining Limited for a total value of $1.4 million at inception. These shares and warrants had a market value of $21.2 million as at the end of March 2011.

For the first quarter of 2011, IAMGOLD reported record net earnings and gold production of 290,000 attributable ounces at a cash cost of $575 per ounce1. The Rosebel and Essakane mines each produced in excess of 105,000 ounces of gold (on a 100% basis) in the quarter. During the first quarter of 2011, the Company generated revenues of $432.5 million supported by an average realized gold price of $1,396 per ounce. Net earnings of $162.3 million ($0.41 per share) increased by 170% compared to the first quarter of 2010. Adjusted net earnings1 of $144.9 million ($0.36 per share) increased by 163% compared to the first quarter of 2010. Operating cash flow of $205.8 million ($0.55 per share2) continues to fund the expansion plans at IAMGOLD’s existing operations and fund exploration initiatives.

[1]

Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share, and cash cost per ounce are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

The Company has updated its 2011 guidance with the announcement of the sale of the 18.9% interests in both the Tarkwa and Damang mines. Attributable gold production guidance is now between 950,000 and 1,050,000 ounces and cash costs of between $590 and $620 an ounce. The updated guidance excludes Tarkwa and Damang results from production and cash costs effective April 1, 2011. Average cash costs at IAMGOLD-operated sites were $534 per ounce during the first quarter of 2011, an increase of 7% compared to $501 per ounce during the first quarter of 2010.

The Company demonstrated its focus on profitable growth with the following initiatives in the first quarter of 2011:

•	Progress with the feasibility study to review the expansion of the Essakane mine to capitalize on promising near-mine exploration results.

•	The Company is reviewing steps to expand the capacity at the Rosebel mine.

•

Development and exploration continue at the Westwood project. Spending of $27.5 million (before tax credits) in the first quarter of 2011 and the shaft achieved a depth of 1,157 metres. The project continues on plan with expected production in early 2013.

•

Independent technical report confirming IAMGOLD’s niobium mine potential with a 691% increase in measured and indicated mineral resources and an estimated after-tax net asset value of up to $2.0 billion.

•	The Company has numerous projects underway and is pursuing additional advance exploration opportunities to continue to provide a strong avenue for future growth.

The Company now reports its financial statements according to International Financial Reporting Standards (“IFRS”). Refer to note 25 in the unaudited consolidated interim financial statements for the 2010 reconciliation from Canadian generally accepted accounting principles to IFRS.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

OVERVIEW

IAMGOLD is an established mining and exploration company. IAMGOLD’s interests include eight operating gold mines and a niobium producer, a diamond royalty, and exploration and development projects located in Africa and the Americas. IAMGOLD’s growth plans are currently focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Quebec. The Company’s advanced exploration and development projects include the Westwood project in Canada and the Quimsacocha project in Ecuador.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and evaluation projects (“E&E”).

		Reporting	Geographic	IAMGOLD Share
Site	Operator	Segment	Location	2011	2010

Rosebel mine	IAMGOLD	Gold	Suriname	95%	95%
Essakane mine(a)	IAMGOLD	Gold	Burkina Faso	90%	90%
Doyon division(b)	IAMGOLD	Gold	Canada	100%	100%
Mupane mine	IAMGOLD	Gold	Botswana	100%	100%
Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&E	Ecuador	100%	100%

Joint Ventures:
Sadiola mine	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%

Investments in associates(c):
Tarkwa mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%
Damang mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%

(a)	The construction of the Essakane mine was completed in 2010, and commercial production began on July 16, 2010.
(b)	The Doyon division includes the Mouska mine and the Westwood project.
(c)

On April 15, 2011, the Company announced that it has reached an agreement to sell its interests in Tarkwa and Damang gold mines for $667 million. The transaction is subject to the approval of shareholders of Gold Fields Limited and is expected to close no later than July 31, 2011.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

First Quarter 2011 HIGHLIGHTS

Financial Results and Position

•	Revenues of $432.5 million were up 80% from $240.1 million in the first quarter of 2010.

•	Record net earnings of $162.3 million ($0.41 per share), increased by 170% compared to $60.2 million ($0.15 per share) in the first quarter of 2010.

•	Strong adjusted net earnings[1] of $144.9 million ($0.36 per share1), increased by 163% from $55.0 million ($0.14 per share) in the first quarter of 2010.

•	Strong operating cash flow of $205.8 million ($0.55 per share2), increased by 177% compared to $74.3 million ($0.20 per share) in the first quarter of 2010.

•	Financial position strengthened with cash, cash equivalents and gold bullion (at market) of $621.4 million and availability under the credit facility of $350.0 million at March 31, 2011.

•	Proceeds of $48.8 million received on the sale of the La Arena project resulting in a pre-tax gain of $10.5 million.

•	Raised gross proceeds of $43.3 million through a private placement of flow-through shares with 1.7 million shares issued at a price of C$25.48 per share.

•

On April 15, 2011, IAMGOLD announced the agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for $667 million in cash. The deal is expected to close no later than July 31, 2011.

Production and Cash Costs

Gold Operations

•	Attributable gold production of 290,000 ounces, an increase of 41% compared to 206,000 attributable ounces in the first quarter of 2010.

•	Weighted average cash cost[1] of $575 per ounce, compared to $524 per ounce in the first quarter of 2010.

•

At Essakane, attributable production of 95,000 ounces at a cash cost[1] of $428 per ounce compared to 80,000 ounces at $414 per ounce in the fourth quarter of 2010. The mill achieved its target and processed an average of 25,000 tonnes per day.

Niobium Operation

•

Niobium production of 1.1 million kilograms, 8% lower than production in the first quarter of 2010, and an operating margin[1] of $16 per kilogram, compared to $19 per kilogram in the first quarter of 2010.

•

Independent technical report confirming IAMGOLD’s niobium mine potential with a 691% increase in measured and indicated mineral resources and an estimated after-tax net asset value of up to $2.0 billion.

Exploration

•

Exploration expenditures of $18.9 million, compared to $16.2 million during the first quarter of 2010, including near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 16 projects.

[1]

Adjusted net earnings, adjusted net earnings attributable to equity shareholders per share, cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Development and Expansion Projects

Canada – Westwood Project

The Westwood project expenditures in the first quarter of 2011 totaled $27.5 million (before tax credits) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, final breakthrough of the six-metre diameter ventilation shaft completed and the installation of ground support infrastructure. During the first quarter of 2011, shaft sinking reached 1,157 metres, with the excavation of a spill pocket and the safety bulkhead, and underground development work including 2,106 metres of lateral and vertical excavation achieved.

Ecuador – Quimsacocha

The Company has obtained the requisite permits and authorization to advance feasibility work of the Quimsacocha project. The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contracts recently released by the Ecuadorian government.

Mali – Sadiola Sulphide Project

The feasibility study on the Sadiola sulphide initiative was completed in 2010 and progress continues towards a construction decision in 2011.

Suriname – Rosebel Mine

The Company is reviewing steps to expand the capacity at the Rosebel mine.

Burkina Faso – Essakane Feasibility Study to Expand the Mine

A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011. The current mine plan includes processing soft rock for the first three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year. The expectation is for life-of-mine average annual gold production of between 450,000 and 470,000 ounces (on a 100% basis), compared to the current estimate of 315,000 ounces. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011.

Disposal of the La Arena Project

On February 9, 2011, IAMGOLD received $48.8 million in cash from Rio Alto Mining Limited (“Rio Alto”) for the sale of its La Arena development project resulting in a gain of $10.5 million (before income tax impact). In addition, as part of the option and earn-in agreement in June 2009, IAMGOLD received 8 million shares and 1.5 million warrants of Rio Alto for a total value of $1.4 million at inception. These shares and warrants had a market value of $21.2 million as at the end of March 2011.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Commitment to Zero Harm Continues

•

In March 2011, IAMGOLD received the 2011 Environmental and Social Responsibility Award from the Prospectors and Developers Association of Canada (“PDAC”). This award recognizes accomplishment in environmental protection and in developing good community relations in the mining sector. According to PDAC, IAMGOLD is being recognized and honoured for its commitment to excellence in environmental stewardship, community engagement, and health and safety in its exploration projects and operating mines in Africa, South America and Quebec. The Company is particularly commended for having been placed as the top extractive company and third overall in the Globe and Mail’s ranking of Canada’s largest companies by environmental and social and governance performance.

•	The frequency of all types of serious injuries (measured as DART rate1) across IAMGOLD during the first quarter of 2011 decreased marginally to 0.52 compared to 0.63 in the first quarter of 2010.

•

A fatality occurred at the Rosebel operation on February 4, 2011, involving an employee of a drilling contractor while operating an all terrain utility vehicle. The single vehicle accident occurred at night when the vehicle driven by the contractor employee rolled over on its side, resulting in a fatal injury to the operator. A full accident investigation was conducted to determine the root causes and contributing factors in the accident, with the site implementing mitigation strategies from the investigation results to eliminate a repeat incident. Both the drilling contractor and IAMGOLD have been providing continued support to the employees and families affected by this tragedy.

•

The importance of continually striving for Zero harm is a core value for IAMGOLD. The Company strives to eliminate all injuries through programs that reinforce the importance of constant vigilance in the workplace and the adoption of safe work practices.

1 The DART rate refers to the number of Days Away, Restricted Duty or Job Transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

2011 OUTLOOK

IAMGOLD revised its guidance for production for 2011 as follows:

	2011 Revised Guidance Issued in May 2011	2011 Original Guidance Issued in January 2011
Attributable gold production (000 oz) Mines owned and operated by IAMGOLD
Rosebel	360–380	360–380
Essakane	370–390	370–390
Mouska	25–30	25–30
Mupane	55–60	55–60
	810–860	810–860
Sadiola and Yatela mines	145–160	145–160
Tarkwa and Damang mines	46	145–180
Total attributable production	950–1,050	1,100–1,200
Cash cost ($/oz of gold)[1]	590–620	565–595
Average gold price ($/oz)	1,400	1,300
Average crude oil price ($/barrel)	100	85
Average foreign exchange rate (C$/US$)	1.00	1.00
Average foreign exchange rate (US$/€)(a)	1.40	1.35
Niobium production
Niobec (millions of kilograms)	4.5–5.0	4.5–5.0
Operating margin ($/kg Nb)[1]	15–17	15–17

(a)	Applies to the Essakane mine.

Production Guidance

The production guidance for 2011 was revised downwards to reflect the proposed sale of the 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited. There were no other changes to production outlook. The revised guidance includes only three months’ production from associates in Africa.

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Guidance for Cash Cost per Ounce of Gold

The Company revised its guidance for its cash cost per ounce of gold in 2011 to between $590 and $620 per ounce, $25 per ounce higher than the original cash cost guidance issued in January 2011. This increase primarily reflects the update in production and in the business environment assumptions on royalty rates, royalty costs driven by the price for gold, price of oil, and foreign exchange rates.

The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2011.

	Change of	Impact on the Annualized 2011 Cash Cost by $/oz
Gold price	$100/oz	$6
Oil price	$10/barrel	$10
Canadian dollar per U.S. dollar	$0.10	$3
Euro per U.S. dollar	$0.10	$5

Guidance for Capitalized Mining Assets, Exploration and Development Expenditures

The Company plans to continue making significant investment in mine development and exploration in 2011 and maintains its capital expenditure guidance of $460.0 million provided in January 2011.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

FINANCIAL RESULTS

Revenues in the first quarter of 2011 reached $432.5 million, an 80% increase from $240.1 million in the first quarter of 2010, primarily due to the addition of production from the Essakane mine and higher gold prices. For IAMGOLD’s operations and joint ventures, the number of ounces of gold sold increased by 57% while the average realized gold price rose by 26% compared to the first quarter of 2010.

In the first quarter of 2011, net earnings increased by 170% to $162.3 million ($0.41 per share), compared to $60.2 million ($0.15 per share) in the first quarter of 2010. Adjusted net earnings1 of $144.9 million ($0.36 per share1) increased by 163% compared to $55.0 million ($0.14 per share) in the first quarter of 2010. The impact of higher sales and gold prices was partially offset by increases in mining costs and income and mining taxes.

Operating cash flow in the first quarter of 2011 was $205.8 million ($0.55 per share2), an increase of 177% compared to $74.3 million ($0.20 per share2) in the first quarter of 2010. The increase is mainly due to increased sales partially offset by higher mining costs and income and mining taxes.

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position has improved with $621.4 million available at March 31, 2011, compared to $411.3 million at the end of 2010. During the first quarter of 2011, cash and cash equivalents increased mainly due to cash flow from operating activities, the issuance of flow-through shares and the proceeds received from the disposal of the La Arena project, partially offset by capital expenditures in mining assets and exploration and evaluation projects.

As at March 31, 2011, $350.0 million of unused credit remained available under the Company’s credit facility. In addition, the Company had used $18.8 million from the $50.0 million revolving facility for the issuance of letters of credit.

In the first quarter of 2011, the Company issued 1.7 million flow-through shares at a price of C$25.48 per share with gross proceeds of $43.3 million to fund prescribed resource expenditures on the Westwood project. On February 9, 2011, IAMGOLD received $48.8 million for the sale of its La Arena project.

On April 15, 2011, IAMGOLD announced that it has reached an agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for $667.0 million. This transaction is subject to the approval of Gold Fields’ shareholders and is expected to close no later than July 31, 2011. The Company expects to record an after-tax gain on this sale of approximately $400.0 million. Including the funds from the disposition of Tarkwa and Damang, IAMGOLD’s projected liquidity position would be over $1.6 billion. In 2011, the Company plans to incur $460.0 million in capital expenditures and approximately $51.0 million in exploration expenses.

[1]

Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	March 31 2011	Change	December 31 2010
Financial Position	$		$
Cash and cash equivalents and gold bullion — at market value	621.4	51%	411.3
— at cost	517.9	66%	311.2
Total assets	3,631.5	6%	3,431.1
Equity	2,941.1	7%	2,758.1

(in $ millions, except where noted)	First quarter ended March 31 2011	Change	First quarter ended March 31 2010
Results of Operations	$		$
Revenues	432.5	80%	240.1
Mining costs including depreciation, depletion and amortisation	230.4	57%	146.4
Earnings from mining operations	202.1	116%	93.7

Net earnings	162.3	170%	60.2
Basic and diluted net earnings attributable to equity shareholders per share ($/share)	0.41	173%	0.15

Adjusted net earnings[1]	144.9	163%	55.0
Basic adjusted net earnings attributable to equity shareholders per share ($/share)[1]	0.36	157%	0.14

Cash Flows
Operating cash flow	205.8	177%	74.3
Operating cash flow per share[2] ($/share)	0.55	175%	0.20

Key Operating Statistics

Gold mines
Gold sales (000 oz)[3]	325	47%	221
Average realized gold price ($/oz)	1,396	26%	1,111

Attributable gold production (000 oz)	290	41%	206
Cash cost ($/oz)[4]	575	10%	524

Operating results – Niobium mine
Niobium sales (millions of kg Nb)	1.0	(9%)	1.1
Niobium production (millions of kg Nb)	1.1	(8%)	1.2
Operating margin ($/kg Nb)[4]	16	(16%)	19

[1]

Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

[3]	Gold sales include 100% sales of Rosebel, Essakane, Doyon division and Mupane, 41% of sales from Sadiola, 40% of sales from Yatela, and 18.9% of sales from Tarkwa and Damang.
[4]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Gold Production and Cash Cost

Gold production for the first quarter of 2011 was 290,000 attributable ounces at an average cash cost1 of $575 per ounce, compared to 206,000 attributable ounces at an average cash cost of $524 per ounce in the first quarter of 2010.

The 41% increase in production was mainly the result of inclusion of production of the Essakane mine and higher recoveries at Rosebel, partially offset by lower ore availability at the Yatela mine.

Despite higher production, the consolidated average cash cost1 of $575 per ounce in the first quarter of 2011 has increased by $51 per ounce from $524 per ounce in the first quarter of 2010 mainly due to lower grades at maturing sites, higher energy costs, and higher royalties of $15 per ounce.

Average cash costs at IAMGOLD-operated sites (Rosebel, Essakane, Mupane and the Doyon division) were $534 per ounce during the first quarter of 2011, an increase of 7% compared to $501 per ounce during the first quarter of 2010. The weighted average cash cost for IAMGOLD’s two main operations (Rosebel and Essakane) was $487 per ounce in the first quarter of 2011. Cash costs for the Company’s joint ventures (Sadiola and Yatela) were $840 per ounce during the first quarter of 2011, an increase of 67% compared to $502 per ounce during the first quarter of 2010.

Niobium Production and Operating Margin

Niobium production was slightly lower in the first quarter of 2011 compared to the first quarter of 2010, resulting primarily from lower grades as a result of processing primarily development ore.

The operating margin per kilogram of niobium1 decreased by $3 per kilogram during the first quarter of 2011 compared to the first quarter of 2010 as a result of commissioning of the paste backfill system, the strengthening in the Canadian dollar and higher prices and volumes of aluminum used in processing. The paste backfill process will enable near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin, but significantly improving total cash flow over the life of the mine.

Throughout the first quarter of 2011, the Company has been executing on its strategic initiative to unlock the value of Niobec. On May 4, 2011, the Company announced the results of an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”) on the Company’s wholly-owned Niobec niobium mine in the province of Quebec, Canada. The PEA shows a significant increase in the measured, indicated and inferred mineral resource estimates at Niobec with the potential for a significant production expansion. The PEA examined the impact of changing the existing underground mine to an alternative bulk mining method. IAMGOLD technical personnel then compared the economics of the open pit scenario and a block caving scenario (the “Study”). The work done on the PEA and the Study will be advanced in a 2011 pre-feasibility study to confirm the potential upside of Niobec.

The Study reflects potential for a 691% increase in measured and indicated mineral resources to 1.93 billion kilograms of contained niobium pentoxide, and a potential threefold increase in niobium production to a level of 15 million kilograms per year. Based on higher metal prices and lower operating costs, the operating margin is estimated to increase from $18 per kilogram to $28 per kilogram of niobium. Under the above assumptions, the remaining mine life would exceed 40 years. After-tax net asset value is expected to range between $1.6 billion and $2.0 billion.

In addition, the Company has identified an underexplored Rare Earth Element (REE) zone at the Niobec site and exploration and metallurgical testwork has been initiated.

[1]

Cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

	Gold Production				Total Cash Cost[2]
			First quarter ended March 31		First quarter ended March 31
	2011		2010		2011	2010
IAMGOLD Operator	(000 oz	)	(000 oz	)	$/oz	$/oz

Rosebel (95%)	100		93		544	456
Essakane (90%)	95		-		428	-
Doyon division (100%)[1]	-		-		-	-
Mupane (100%)	11		13		1,379	826
	206		106		534	501
Joint Ventures
Sadiola (41%)	30		30		724	538
Yatela (40%)	8		27		1,312	462
	38		57		840	502
Investments in associates Tarkwa and Damang (18.9%)	46		43		542	612
Total	290		206		575	524

Cash cost excluding royalties					506	470
Royalties					69	54
Cash cost[2]					575	524

In the first quarter of 2011, IAMGOLD’s attributable gold production increased by 84,000 ounces, or 41%, compared to the first quarter of 2010.

The increase in production was a result of:

—	inclusion of production from Essakane which commenced production in the third quarter of 2010, and
—	higher recoveries at Rosebel resulting from the construction of additional CIL tanks in 2010,

partially offset by:

—	lower ore availability at Yatela.

The consolidated average cash cost of $575 per ounce during the first quarter of 2011 has increased by $51 per ounce from $524 per ounce in the first quarter of 2010 mainly due to lower grades at maturing sites, higher energy costs, and higher royalties of $15 per ounce. Increases in the gold price resulted in increased price-driven royalty amounts.

1 As a cost savings initiative, the ore mined from Mouska has been stockpiled and will be batch processed later in 2011.

2 Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

			Gold sales			Realized gold price
			First quarter ended March 31			First quarter ended March 31
	2011		2010		2011	2010
	(000 oz	)	(000 oz	)	$/oz	$/oz
Operator	242		123		1,400	1,111
Joint ventures	37		55		1,387	1,110
Investments in associates	46		43		1,382	1,112
Total(a)	325		221		1,396	1,111

(a)

Attributable sales volume for the first quarters of 2011 and 2010 were 309,000 ounces and 216,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

Gold sales volumes increased in the first quarter of 2011 compared to the first quarter of 2010, mainly due to commencement of commercial production at Essakane partially offset by lower sales at Yatela. The average spot gold price on the London Bullion Market Association (“LBMA”) for the first quarter of 2011 was $1,386 per ounce, versus $1,109 per ounce in the same period in 2010.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

			First quarter ended March 31
	2011	Change	2010
Operating results – Niobium Mine
Niobium production (millions of kg Nb)	1.1	(8%)	1.2
Niobium sales (millions of kg Nb)	1.0	(9%)	1.1
Operating margin ($/kg Nb)[1]	16	(16%)	19

Niobium production during the first quarter of 2011 was 8% lower compared to the first quarter of 2010 primarily as a result of lower Nb2O5 ore grade. The operating margin per kilogram of niobium decreased by $3 per kilogram during the first quarter of 2011 compared to the same period in 2010. As expected, the inclusion of the paste backfill process and the strengthening Canadian dollar lowered operating margin per kilogram of niobium.

1 Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

FINANCIAL RESULTS

ADJUSTED NET EARNINGS1

Adjusted net earnings during the first quarter of 2011 of $144.9 million increased by $89.9 million when compared to $55.0 million in the same period in 2010. The change is attributable to the following:

2011
(in $ millions)	$
Higher metal prices	82.4
Higher sales volumes	109.4
Higher operating costs	(60.8)
Higher royalties	(9.4)
Higher depreciation, depletion and amortisation	(13.7)
Higher earnings from investments in associates	10.6
Higher exploration expenses	(5.6)
Other	(1.0)
Higher income and mining taxes	(22.0)
Increase in adjusted net earnings, compared to the first quarter of 2010	89.9

REVENUES

The Company’s consolidated revenues increased by 80% to $432.5 million in the first quarter of 2011 as a result of:

•	a $80.3 million (26%) positive impact from the rise in gold prices realized at owner-operated mines and joint ventures,
•	a $112.1 million (101,000 ounces) increase in gold sales by owner-operated mines and joint ventures,
•	a marginal increase in niobium sales prices ($2.1 million), and
•	an increase in revenue from royalty interests in the Diavik mine ($0.6 million),

partially offset by:

•	lower niobium sales volumes ($2.7 million).

MINING COSTS

Mining costs, excluding depreciation, depletion and amortisation, were $185.5 million in the first quarter of 2011, a 61% increase from $115.3 million in the first quarter of 2010. Mining costs rose due to:

•

commencement of commercial production at the Essakane mine in July 2010 ($50.6 million), and higher operating costs ($10.2 million), primarily due to increased energy and consumables costs and the impact of a weaker U.S. dollar, and

•	higher royalties ($9.4 million), driven from higher realized gold prices.

DEPRECIATION, DEPLETION AND AMORTISATION

Depreciation, depletion and amortisation (included in mining costs) increased from $31.2 million in the first quarter of 2010 to $44.9 million in the first quarter of 2011, mainly due to the inclusion of Essakane where production commenced during the third quarter of 2010. This was partially offset by an increase in the reserves for gold sites and Niobec.

[1]

Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses in the first quarter of 2011 were $12.5 million, compared to $11.6 million in the first quarter of 2010. The increase in 2011 mainly reflects inflation and the impact of the stronger Canadian dollar.

EXPLORATION EXPENSES

Exploration expenses in the first quarter of 2011 were $14.0 million, compared to $8.4 million in the first quarter of 2010. Exploration expenditures included near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 16 projects. Refer to the Exploration section for more details.

FOREIGN EXCHANGE GAIN OR LOSS

The foreign exchange loss in the first quarter of 2011 was $5.2 million, compared to $1.7 million in the first quarter of 2010. The majority of the foreign exchange loss during 2011 and 2010 was related to the impact of foreign exchange variation on monetary assets such as cash held in Canadian dollars, receivables, payables and asset retirement obligations.

INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS

The total of interest income, derivatives gain and other investment gains was $16.7 million in the first quarter of 2011 compared to $7.8 million in the first quarter of 2010.

Major items during the first quarter of 2011 are a gain on disposal of the La Arena project of $10.5 million (before tax impact) and a derivative gain of $4.7 million. The derivative gain in 2011 was mainly due to the market variation of gold option contracts for the Mupane mine, which were undertaken to support a positive cash flow for the remaining limited life of the operation. In addition, the derivative gain was impacted by the positive change in the fair value of warrants held as investments. For more information on derivatives, refer to the Financial Position section of this MD&A.

The income in the first quarter of 2010 mainly included a gain of disposal of marketable securities of $8.0 million.

INCOME AND MINING TAXES

The Company does not recognize tax benefits on losses generated in countries where the recent history of operating losses does not satisfy the “probable” criterion for the recognition of deferred tax assets. Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions. It is not probable that the benefit will be realized.

In the first quarter of 2011, income and mining taxes totaled $43.4 million, compared to $29.3 million in the first quarter of 2010. The effective tax rate varies from the combined federal and provincial income tax rate of 28% in the first quarter of 2011 and 31% in the first quarter of 2010 primarily due to the geographic distribution of income, the fluctuations in exchange rates for foreign currency, and the non recognition of tax benefits on certain losses.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

CASH FLOW

	First quarter ended March 31 2011	First quarter ended March 31 2010
(in $ millions)	$	$
Operating activities	205.8	74.3
Investing activities	(12.5)	(101.1)
Financing activities	11.9	5.2
Impact of foreign exchange on cash and cash equivalents	1.5	(0.1)
Increase (decrease) in cash and cash equivalents	206.7	(21.7)
Cash and cash equivalents, beginning of period	270.8	191.4
Cash and cash equivalents, end of period	477.5	169.7

Operating Activities

Cash flows from operating activities were positively impacted by higher revenues partially offset by increased mining costs and spending on exploration, and higher income and mining taxes.

Investing Activities

Investing activities in the first quarter of 2011 included capital expenditures in mining assets and exploration and evaluation of $53.3 million, compared to $113.6 million in the first quarter of 2010. In 2011, investing activities were lower as it includes funds received from the sale of the La Arena project. In 2010, expenditures included the construction expenditures on the Essakane mine.

Financing Activities

Cash flows from financing activities in the first quarters of 2011 and 2010 were mainly due to issuance of shares (flow-through shares and exercise of options), partially offset by payment of dividends to shareholders and non-controlling interests.

Foreign Exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of the Canadian dollar compared to the U.S. dollar and the level of Canadian funds held at the end of the period.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

QUARTERLY FINANCIAL REVIEW(a)

(in $ millions, except where noted)	2011 Q1	Q4	Q3	Q2	2010 Q1
	$	$	$	$	$
Revenues	432.5	459.0	254.1	214.0	240.1
Net earnings	162.3	134.5	54.5	30.7	60.2
Basic and diluted earnings attributable to equity shareholders of the Company per share ($/share)	0.41	0.33	0.14	0.08	0.15

(a)

The unaudited consolidated interim financial statements for the first quarter of 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS. Comparative information for 2009 have not been restated.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

In the first quarter of 2011, the gold price continued to display considerable volatility with spot daily closings between $1,319 and $1,447 per ounce (first quarter of 2010 – $1,058 and $1,153 per ounce) from London Bullion Market Association (“LBMA”).

($/oz of gold)	First quarter ended March 31 2011	First quarter ended March 31 2010
Average market gold price	1,386	1,109
Average realized gold price	1,396	1,111
	March 31 2011	December 31 2010
Closing market gold price	1,439	1,406

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2010. The largest producer in the niobium market is a Brazilian producer whose operations can impact market conditions. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production increased by approximately 9% compared to the first quarter of 2010 and 8% compared to the fourth quarter of 2010. The niobium average realized price for IAMGOLD was marginally higher in the first quarter of 2011 when compared to the average realized price in the first quarter of 2010.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Niobium is used primarily as an alloying element to strengthen steels used in the transportation and gas transmission pipeline industries. In the transportation industry, niobium is used in truck frames and wheels, railway cars, containers, car outer body panels, and in heat-resistant automotive parts such as exhaust systems and catalytic converters. Niobium applications to various types of vehicles also reduce weight, thereby providing savings in fuel consumption. Gas transmission pipelines which require extra strength and durability are made from high-strength steel plates containing niobium. Niobium is also extensively used in providing increased strength to structural steels used in the construction industry, as well as to bridges and high-rise buildings in civil construction. New applications for niobium are constantly being developed as this steel-alloying element provides increased strength, with the added benefits of good weldability and meeting requirements from a great variety of end users. In a highly competitive global market, niobium is called on to play an ever-expanding role as a result of its properties and alloying uses.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the first quarter of 2011. The key currencies to which the Company is exposed are the Canadian dollar and the euro.

	Closing Rate March 31 2011	Closing Rate December 31 2010	Average Rate First quarter ended March 31 2011	Average Rate First quarter ended March 31 2010
Canadian $ / US$	0.9697	0.9999	0.9854	1.0192

US$ / Euro	1.4168	1.3382	1.3693	1.3513

In 2011, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

OIL PRICE

The Company’s operations and projects expect to consume approximately 0.6 million barrels of fuel in 2011. In the first quarter of 2011, the oil price displayed considerable volatility with spot daily closings between $83 and $106 per barrel.

($/barrel)	First quarter ended March 31 2011	First quarter ended March 31 2010
Average market oil price	94	79
	March 31 2011	December 31 2010
Closing market oil price	106	91

The Company’s hedging strategy for oil price is based on the use of heating oil option contracts to provide protection against the effects of oil price increases on the cost of diesel fuel. Call options on heating oil are used to mitigate the risk of diesel price increases. At March 31, 2011, there were no outstanding hedge contracts. The Company will on an ongoing basis update its hedging strategy.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

RESULTS OF OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results

100% Basis

	First quarter ended March 31 2011	Change	First quarter ended March 31 2010
Total operating material mined (000 t)	11,311	(20%)	14,159
Strip ratio(a)	3.1	(3%)	3.2
Ore milled (000 t)	3,068	(2%)	3,131
Head grade (g/t)	1.1	-	1.1
Recovery (%)	96	4%	92
Gold production – 100% (000 oz)	105	7%	98
Attributable gold production – 95% (000 oz)	100	7%	93
Gold sales – 100% (000 oz)	104	2%	102

Gold revenue ($/oz)(b)	1,401	26%	1,111

Cash cost excluding royalties ($/oz)	469	17%	401
Royalties ($/oz)	75	36%	55
Cash cost ($/oz)(c)	544	19%	456
(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during the first quarter of 2011 was 7% higher compared to the first quarter of 2010, primarily as a result of improved gold recoveries from the installation of additional leach tanks in the early part of the fourth quarter of 2010.

Cash costs per ounce were up in the first quarter of 2011 due to higher fuel and power prices, higher consumables, and higher royalties due to rising gold prices.

During the first quarter of 2011, Rosebel’s capital expenditures were $7.6 million and consisted of new mining equipment ($2.1 million), resource delineation and near-mine exploration ($2.3 million), new truck shop ($0.9 million), tailings dam ($0.7 million), and various smaller projects ($1.6 million).

Outlook

Rosebel’s attributable production in 2011 is expected to be between 360,000 and 380,000 ounces.

The Company is reviewing steps to expand the capacity at the Rosebel mine.

Capital expenditures of $95 million are planned at Rosebel in 2011, and include spending of $46 million on a mine equipment expansion and replacement program, $15 million on mill expansion and a gravity circuit upgrade, $15 million on a resource delineation and near-mine exploration program, and $19 million on other sustaining capital. The 95,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results

100% Basis

	First quarter ended March 31 2011(a)	Change	First quarter ended March 31 2010(a)
Total operating material mined (000 t)	7,617	-	-
Strip ratio(b)	1.9	-	-
Ore milled (000 t)	2,251	-	-
Head grade (g/t)	1.5	-	-
Recovery (%)	96	-	-
Gold production – 100% (000 oz)	106	-	-
Attributable gold production – 90% (000 oz)	95	-	-
Gold sales – 100% (000 oz)	115	-	-

Gold revenue ($/oz)(c)	1,402	-	-

Cash cost excluding royalties ($/oz)	359	-	-
Royalties ($/oz)	69	-	-
Cash cost ($/oz)(d)	428	-	-
(a)	Commercial production started July 16, 2010.
(b)	Strip ratio is calculated as waste mined divided by ore mined.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable production during the first quarter of 2011 was 95,000 ounces, compared to 80,000 ounces during the fourth quarter of 2010 mostly due to higher throughput. During the quarter, the mill achieved its target throughput rate and processed 25,000 tonnes per day.

Cash costs excluding royalties were lower compared to the fourth quarter of 2010 despite lower grades, higher energy prices and upward pressure on consumable prices. Positive results are attributable to the efficiency improvements realized throughout the operation. During the first quarter of 2011, cash costs after royalties were $428 per ounce compared to $414 per ounce during the fourth quarter of 2010 as a result of higher royalties which result from an increase of 2% in the average royalty rates and higher realized gold prices.

During the first quarter of 2011, Essakane’s capital expenditures were $9.2 million and consisted of the feasibility study on the expansion ($1.0 million), mill upgrades ($1.3 million), capitalized exploration and development ($1.8 million), and other sustaining capital ($5.1 million). A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011. The current mine plan includes processing soft rock for the first three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year. The expectation is for life-of-mine average annual gold production of between 450,000 and 470,000 ounces (on a 100% basis), compared to the current estimate of 315,000 ounces. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011.

Outlook

Essakane’s attributable production in 2011 is expected to be between 370,000 and 390,000 ounces. Based on a favourable outcome of the feasibility study, capital expenditures of $139 million are planned at Essakane in 2011 and include $95 million for the expansion project, $8 million for the feasibility study, and $6.6 million for the resource delineation and near-mine exploration program. The 50,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	First quarter ended March 31 2011	Change	First quarter ended March 31 2010
Total operating material mined (000 t)	14	(26%)	19
Ore milled (000 t)	-	-	-
Gold production (000 oz)	-	-	-
Gold sales (000 oz)	10	67%	6

Gold revenue ($/oz)(a)	1,371	25%	1,100

Cash cost excluding royalties ($/oz)	-	-	-
Royalties ($/oz)	-	-	-
Cash cost ($/oz)(b)	-	-	-
(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

As a cost savings initiative, the ore mined from Mouska has been stockpiled and will be batch processed later in 2011.

Outlook

The production of the Mouska mine is expected to be between 25,000 and 30,000 ounces in 2011.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Botswana – Mupane Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	First quarter ended March 31 2011	Change	First quarter ended March 31 2010
Total operating material mined (000 t)	2,365	21%	1,954
Strip ratio(a)	9.0	(5%)	9.5
Ore milled (000 t)	256	2%	250
Head grade (g/t)	1.5	(21%)	1.9
Recovery (%)	88	1%	87
Gold production (000 oz)	11	(15%)	13
Gold sales (000 oz)	13	(13%)	15

Gold revenue ($/oz)(b)	1,394	25%	1,115

Cash cost excluding royalties ($/oz)	1,297	67%	775
Royalties ($/oz)	82	61%	51
Cash cost ($/oz)(c)	1,379	67%	826
(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

In the first quarter of 2011, gold production declined by 15% compared to the same quarter in the prior year as a result of lower gold grades.

Cash cost per ounce of gold was higher in the first quarter of 2011 compared to 2010, primarily as a result of higher tonnage mined at a higher strip ratio and the impact of higher diesel fuel prices. In addition, higher royalties resulted from increased gold prices.

Capital expenditures for the first quarter of 2011 were minimal.

Mupane option contracts

Due to Mupane’s short life of mine and to secure its margin, at the beginning of 2010 the Company entered into option contracts to protect the majority of the mine’s production for 2010, 2011 and 2012. These hedges are intended to support a positive operating cash flow from the operation. These option contracts provide hedges of in excess of 80% of the expected production through 2013.

During the first quarter of 2011, option contracts for 4,400 ounces of gold expired without being exercised, while option contracts for 8,800 ounces were exercised at $1,372 per ounce.

Outlook

The production of the Mupane mine is expected to be between 55,000 and 60,000 ounces in 2011.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results

41% Basis

	First quarter ended March 31 2011	Change	First quarter ended March 31 2010
Total operating material mined (000 t)	2,469	(7%)	2,668
Strip ratio(a)	6.3	(20%)	7.9
Ore milled (000 t)	469	6%	443
Head grade (g/t)	1.8	(14%)	2.1
Recovery (%)	95	1%	94
Attributable gold production (000 oz)	30	-	30
Attributable gold sales (000 oz)	30	3%	29

Gold revenue ($/oz)(b)	1,387	25%	1,109

Cash cost excluding royalties ($/oz)	642	36%	473
Royalties ($/oz)	82	26%	65
Cash cost ($/oz)(c)	724	35%	538
(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

The attributable gold production was consistent in the first quarter of 2011 compared to the same period in 2010 as higher throughput and recoveries offset lower gold grades. As expected, gold grades have decreased from mining satellite pits following the completion of mining at the main Sadiola pit.

Cash cost per ounce of gold rose during the first quarter of 2011 compared to the first quarter of 2010, primarily as a result of lower production from lower grades, higher energy costs, higher labour costs from a revised mining contract finalized in the fourth quarter of 2010, and increased royalties from higher realized gold prices.

The Company’s attributable portion of capital expenditures during the first quarter of 2011 was $0.9 million, mainly related to the Sadiola sulphide project and capitalized exploration expenditures.

The feasibility study on the sulphide project to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010. IAMGOLD has taken the lead in this work with an innovative approach to reduce cost and re-engineer the construction schedule. A construction decision is expected during 2011. The potential to add more resources and reserves to the sulphide deposit as well as to the other satellite deposits remains encouraging and will be pursued in 2011.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

40% Basis

	First quarter ended March 31 2011	Change	First quarter ended March 31 2010
Total operating material mined (000 t)	1,488	111%	704
Strip ratio(a)	6.1	42%	4.3
Ore crushed (000 t)	276	(9%)	304
Head grade (g/t)	1.0	(47%)	1.9
Attributable gold stacked (000 oz)	9	(50%)	18
Attributable gold production (000 oz)	8	(70%)	27
Attributable gold sales (000 oz)	7	(73%)	26

Gold revenue ($/oz)(b)	1,389	25%	1,110

Cash cost excluding royalties ($/oz)	1,233	211%	397
Royalties ($/oz)	79	22%	65
Cash cost ($/oz)(c)	1,312	184%	462
(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production was sharply lower in the first quarter of 2011 compared to the same period in 2010 as a result of lower volumes of ore crushed and significantly lower gold grades. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs per ounce were significantly higher during the first quarter of 2011 compared to the first quarter of 2010, primarily as a result of lower production, higher waste stripping, higher energy costs, and higher royalties from higher realized gold prices.

There were no significant capital expenditures during the first quarter of 2011 and the comparable period last year.

Yatela did not distribute any dividend during the first quarters of 2011 and 2010.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Ghana – Tarkwa and Damang Mines (IAMGOLD interest – 18.9%)

Summarized Results

	First quarter ended March 31 2011	Change	First quarter ended March 31 2010
Attributable gold production (000 oz)	46	7%	43
Cash cost ($/oz)(a)	542	(11%)	612
(a)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

On April 15, 2011, IAMGOLD announced that it had reached an agreement to sell its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for gross proceeds of $667 million. This transaction is subject to the approval of Gold Fields’ shareholders and is expected to close no later than July 31, 2011.

The Company’s updated guidance excludes Tarkwa and Damang results from production and cash costs effective April 1, 2011.

Interests in Tarkwa and Damang were accounted for using the equity method and were disclosed in the consolidated interim balance sheet as investments in associates. The carrying value of investments in associates as at March 31, 2011 was $261.5 million. The Company will no longer account for its investments in associates using the equity method, and the Company’s future share of net earnings from these investments will not be recognized in the consolidated statement of earnings starting that date.

In the first quarter of 2011, the Company received a dividend of $5.7 million from Tarkwa and Damang, compared to no dividends during the first quarter of 2010.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	First quarter ended March 31 2011	Change	First quarter ended March 31 2010
Total operating material mined (000 t)	529	13%	470
Ore milled (000 t)	521	16%	448
Grade (% Nb2O5)	0.57	(7%)	0.61
Niobium production (millions of kg Nb)	1.1	(8%)	1.2
Niobium sales (millions of kg Nb)	1.0	(9%)	1.1
Operating margin ($/kg Nb)(a )	16	(16%)	19
(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the first quarter of 2011 was 8% lower compared to the first quarter of 2010 primarily as a result of lower Nb2O5 ore grade.

Niobium revenues were $39.6 million in the first quarter of 2011 compared to $40.2 million in the same period in 2010, due to a decrease in sales volumes as a result of lower production, partially offset by higher realized niobium prices during the quarter.

The operating margin per kilogram of niobium decreased by $3 per kilogram during the first quarter of 2011 compared to the same period in 2010. As expected, the inclusion of the paste backfill process starting the second quarter of 2010 lowered operating margin per kilogram of niobium. Paste backfill enables near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin. In addition, the operating margin per kilogram of niobium was adversely impacted by the stronger Canadian dollar, and higher prices and volumes of aluminum used in processing compared to 2010.

In the first quarter of 2011, capital expenditures were $10.6 million and included underground development ($2.7 million), underground equipment ($2.5 million), pumping station ($3.1 million), and various other projects ($2.3 million).

On May 4, 2011 the Company announced the results of an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”) on the Company’s wholly-owned Niobec niobium mine in the province of Quebec, Canada. The PEA shows a significant increase in the measured, indicated and inferred mineral resource estimates at Niobec with the potential for a significant production expansion. The PEA examined the impact of changing the existing underground mine to an alternative bulk mining method. IAMGOLD technical personnel then compared the economics of the open pit scenario and a block caving scenario (the “Study’). The work done on the PEA and the Study will be advanced in a 2011 pre-feasibility study to confirm the potential upside of Niobec.

The Study reflects potential for a 691% increase in measured and indicated mineral resources to 1.93 billion kilograms of contained niobium pentoxide, and a potential threefold increase in niobium production to a level of 15 million kilograms per year. Based on higher metal prices and lower operating costs, the operating margin is estimated to increase from $18 per kilogram to $28 per kilogram of niobium. Under the above assumptions, the remaining mine life would exceed 40 years. After-tax net asset value is expected to range between $1.6 billion and $2.0 billion.

In addition, the Company has identified an underexplored Rare Earth Element (REE) zone at the Niobec site and exploration and metallurgical testwork has been initiated.

Outlook

The Niobec mine’s production for 2011 is expected to be between 4.5 million kilograms and 5.0 million kilograms with an operating margin in a range of between $15 and $17 per kilogram. In 2011, capital expenditures at Niobec of $39 million are mainly related to underground development, a pumping station and water treatment.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

DEVELOPMENT PROJECTS

In the first quarter of 2011, the Company’s total development project expenditures were $26.0 million, mainly related to the Westwood project in northern Quebec. Projects are summarized as follows:

(in $ millions)	First quarter ended March 31 2011	First quarter ended March 31 2010
Capitalized Expenditures	$	$
North America
Canada – Westwood project	24.9	24.5
Africa
Burkina Faso – Essakane project	-	56.4
South America
Ecuador – Quimsacocha project	0.9	1.5
Peru – La Arena project	-	1.4
	25.8	83.8
Expenses
South America
French Guiana – Camp Caiman project	0.2	0.5
Total	26.0	84.3

Outlook 2011 – Evaluation projects

The planned capitalized evaluation expenditures for 2011 are summarized as follows:

(in $ millions)	Capitalized
2011	$
Westwood project (net of expected tax credits of $15.7 million)	130.1
Quimsacocha project	3.1
133.2

Canada – Westwood Project

Mining plan and resources

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “study”) on its 100% owned Westwood development project located two kilometres from the Company’s Doyon gold mine in the Abitibi region of Northern Quebec. In addition, on February 15, 2011, the Company announced the indicated and inferred resources increased by 6% to 3.7 million ounces. The project remains on plan for completion by early 2013 with an estimated total cost of $500 million.

The study is classified as preliminary as most of the resources delineated at Westwood are in the inferred category. The study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work, and overall economic studies that are advanced, due in part to the knowledge obtained from the Doyon mine.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Construction

The Westwood project expenditures in the first quarter of 2011 totaled $27.5 million (before tax credits) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, final breakthrough of the six-metre diameter ventilation shaft completed and the installation of ground support infrastructure. During the first quarter of 2011, shaft sinking reached 1,157 metres, with the excavation of a spill pocket and the safety bulkhead, and underground development work including 2,106 metres of lateral and vertical excavation achieved.

Exploration

More than 21,000 metres of exploration drilling and valuation drilling were completed in the first quarter of 2011. The exploration ramp and drift was extended by 1,289 metres in the first quarter of 2011 to provide better drilling access allowing definition drilling of the upper parts of the deposit which will be mined early in the production sequence as well as improve access to drill off extensions to the known ore lenses at depth.

Ongoing drilling programs for 82,000 metres are planned in 2011 and aimed at finding additional inferred resources and continued upgrading of existing inferred mineral resources to measured and indicated categories.

Outlook 2011

Evaluation activities planned in 2011 for a total of $130.1 million (net of tax credits of $15.7 million) are as follows:

•	complete construction of the surface waste silo to allow ore development by the end of 2011,
•	achieve shaft sinking plan (1,560 metres by end of 2011),
•	complete the six-metre ventilation raise boring,
•	ground support to the six-metre ventilation raise boring,
•	start construction of the 84-0 level hydrostatic plug to close Doyon underground accesses,
•	infill and step-out drilling for resource development (82,000 metres), and
•	total vertical and horizontal development of 12,946 metres.

South America – Ecuador – Quimsacocha

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The Company has obtained the requisite permits and authorization to advance feasibility work.

The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contracts recently released by the Ecuadorian government.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Evaluation expenditures expected in 2011 of $3.1 million are based on continuing with the current level of activity. The Company plans to determine whether the new contract model and the government’s position offer flexibilities that will allow advancement of the project.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the first quarter of 2011, IAMGOLD incurred $18.9 million on exploration projects, a 17% increase from $16.2 million in the first quarter of 2010. The 2011 expenditures included:

•

near-mine exploration and resource development expenditures of $9.8 million including the initial stages of a planned resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname for $2.3 million, a drill delineation program of more than 72,000 metres at Essakane in Burkina Faso for $1.3 million, and $2.6 million directed at an exploration and resource delineation drilling program of more than 82,000 metres at the Westwood development project in Quebec; and

•

greenfield exploration of $9.1 million conducted at 16 projects, including two advanced exploration sites, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
First quarter of 2011	$	$	$
Near-mine exploration and resource development(a )	5.1	4.7	9.8
Greenfield exploration projects	-	9.1	9.1

	5.1	13.8	18.9
First quarter of 2010	$	$	$
Near-mine exploration and resource development(a)	8.3	2.2	10.5
Greenfield exploration projects	-	5.7	5.7
	8.3	7.9	16.2
(a)

Capitalized and expensed exploration related to activities within a mine area are included in mining assets on the consolidated balance sheet and within the segmented information found in note 24 of the Company’s unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

The Company’s exploration expenditures were as follows:

(in $ millions)	First quarter ended March 31 2011	First quarter ended March 31 2010
	$	$
Capitalized Near-Mine Exploration and Resource Development
Suriname	2.3	3.5
Canada	2.6	2.4
Mali	0.2	0.3
Burkina Faso	-	2.1
Total capitalized	5.1	8.3
Expensed Near-Mine Exploration and Resource Development
Canada	2.4	0.9
Botswana	-	0.1
Mali	0.9	1.0
Burkina Faso	1.3	-
Other	0.1	0.2
	4.7	2.2
Expensed Greenfield Exploration
South America	4.1	3.3
Africa	4.5	2.2
Canada	0.5	0.2
	9.1	5.7
Total expensed	13.8	7.9
Total	18.9	16.2

Outlook 2011 – Exploration

The planned and approved capitalized and expensed exploration for 2011 is $92.1 million and is summarized below.

In 2011, the Company plans to test more than 18 grassroots projects in Senegal, Mali, Suriname, Colombia, Peru, Brazil and the Canadian province of Quebec, and is searching for advanced exploration opportunities or acquisitions.

Following positive exploration results in 2010, IAMGOLD announced a record $43.5 million greenfield spend for 2011, which provides the Company the means to aggressively advance new and existing growth opportunities. Nearly 118,000 metres of drilling are planned across all greenfield sites in 2011, with an additional 46,425 metres of aircore drilling budgeted for Essakane. The planned drilling comprises a significant proportion of the overall budget and an important allocation of expenditures in resource development. It further reflects the Company’s strategic commitment to organic growth “through the drill bit.” An exploration office was re-opened in Val-d’Or in 2010 as part of a plan to reactivate several dormant exploration projects in the Abitibi region of Quebec.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Drilling at near-mine and greenfield exploration sites is projected to exceed 500,000 metres in 2011.

(in $ millions)	Capitalized	Expensed	Total
2011	$	$	$
Near-mine exploration and evaluation	40.3	8.3	48.6
Greenfield exploration projects	0.9	42.6	43.5
	41.2	50.9	92.1

CAPITALIZED EXPLORATION EXPENDITURES

Near-mine exploration and resource development work was in progress during the first quarter of 2011 at Westwood, in addition to significant mine site exploration programs at Rosebel, Niobec, Mouska and Essakane.

South America – Suriname – Rosebel

In alignment with the 2011 corporate objectives for organic growth, the 2011 reserve development and delineation program at Rosebel was designed to extend resources along strike and at depth, to identify new resources near the known deposits, and to convert resources into reserves at a rate exceeding mine depletion. During the first quarter of 2011, a total of 21,520 metres of diamond core drilling was completed from the 95,000-metre annual budget. Most of the drilling efforts were concentrated at the Mayo deposit with 13,943 metres drilled, mainly for resource development and expansion. Assaying is in progress and positive outcomes are expected. A total of 4,343 metres were drilled in the east tailings road area with the aim of delineating new resources along strike from the Pay Caro and East Pay Caro deposits. Assay results received to date are very positive and a subsequent phase of drilling will be implemented later this year. Smaller programs were drilled for reserves development at the Roma deposit (1,648 metres) and reserves development and expansion in the J-Zone area (1,586 metres). Received assay results are positive, but will not cause major changes to the resource/reserve inventory.

Africa – Burkina Faso – Essakane

Resource development drilling amounted to 13,900 metres of core drilling in the first quarter of 2011 that targeted the northern extension of the Essakane Main Zone (“EMZ”) as part of the mine expansion feasibility study. Results have highlighted numerous drill intercepts grading more than 2 g/t Au over a drilling width of twenty to fifty metres within the footwall argillite zone. An aggressive in-fill and step-out drilling campaign will be a priority of the 2011 drilling program, and 72,000 metres of drilling (43,000 metres of diamond drilling and 29,000 metres of reverse circulation drilling) are planned within a total budget of $8.8 million.

In addition to the delineation drilling noted above, a total of 9,813 metres of combined reverse circulation and diamond exploration drilling was carried out along the projected northwest and southeast trends of the EMZ. An important objective of the 2011 exploration drilling program is to expand the northern limits of the current EMZ resource beyond the Gorouol river. Exploration to the northwest continues to intersect significant gold mineralization at potentially economic depths for more than one kilometre past the established resource. Geologic and resource modeling is on-going, and this new information will be incorporated into a revised resource model in the second half of 2011. Additional exploration on widely spaced reverse circulation drill fences approximately one kilometre to the southeast of the EMZ resource encountered narrow and sporadic gold mineralized intercepts as reported from previous drilling.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Canada – Quebec – Mouska

Approximately 7,750 metres of underground diamond drilling were completed during the first quarter from the budgeted 2011 program of 33,600 metres. The exploration and resource delineation program is targeting Zone 47; a subsidiary vein structure located only 35 metres north of existing workings. Drilling during the first quarter targeted the depth extension of this structure below the current mineral reserves and results are encouraging. This sector remains open laterally and at depth, and an additional phase of drilling will be initiated over the coming months.

Canada – Quebec – Niobec

A total of 9,140 metres of step-out and resource delineation drilling is budgeted at Niobec in 2011 for a total of $0.7 million. During the first quarter, a total of 3,330 metres were drilled in Block 4 to upgrade resources to the reserve category. The deposit is open at depth, and an additional drilling program of 6,000 metres was approved during the quarter to explore the depth potential of the Niobec deposit toward Block 12 (current resources are delineated only to Block 9). The program started at the end of March with first assay results expected at the end of the second quarter.

GREENFIELD EXPLORATION EXPENSES

The Company’s exploration team had an on-site presence in 8 countries within North and South America and Africa in the first quarter, including greenfield exploration work on regional land positions in proximity to the Company’s operating mines at Essakane and Rosebel.

South America – Brazil

Exploration activities during the first quarter of 2011 included geological mapping and geochemical sampling programs over several early-stage project areas located in the States of Minas Gerais and southern Para. This work will guide follow-up ground geophysical surveys and subsequent drilling campaigns that are planned to commence late in the second quarter. Preliminary results at the Pitangui project in Minas Gerais have revealed two significant geochemical anomalies and potential drill targets: the Penha-Onça trend extending over 2.2 strike kilometres in length and the Jaguara anomaly that is underlain by an area of highly prospective Archean structure and stratigraphy.

South America – Peru

In the first quarter of 2011, the Company initiated a follow-up drill program on IAMGOLD’s wholly-owned Candelaria project in southern Peru. Candelaria is one of three early stage projects the exploration group expects to drill test in 2011. Regional surveys and examination of acquisition opportunities continues as part of the Company’s commitment to establishing a robust exploration project pipeline.

South America – Suriname

The start of the 2011 regional exploration drilling program, which totals over 8,500 metres to test exploration targets in the vicinity of the Rosebel mine infrastructure, has been delayed due to heavy rains. This drilling is in addition to the minimum 95,000-metre resource expansion program planned for the Rosebel mine area. In-fill and delineation drilling is planned for the Charmagne project following the results of a positive project concept study. In spite of the poor weather conditions, a high resolution airborne geophysical survey was completed over the Rosebel and Tapanahony concessions, and is underway over the Company’s Charmagne project.

Detailed mapping and trenching of small outcrop inliers in an area of significant alluvial cover located 10 kilometres south of the Rosebel infrastructure has identified quartz vein arrays and host rocks that mimic the mineralization style of the southern Rosebel mine trend. Significant results have been returned from trenching and rock chip sampling of the quartz vein sets. A systematic reverse circulation drilling campaign to explore beneath the thick alluvial cover commenced late the quarter.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Africa – Burkina Faso – Essakane

During the first quarter of 2011, exploration work continued on the Company’s 1,283-square-kilometre block of exploration concessions surrounding the mine permit. A multi-year aircore drilling program is being carried out over areas covered with thin sheets of windblown sands, and 6,456 metres were completed during the first quarter of 2011. Exploration will focus on established gold mineralized trends closest to the Essakane infrastructure, most notably the more than 10-kilometre-long gold anomalous Korizena trend, and the Alkoma 2 prospect.

Africa – Mali – Kalana Joint Venture

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), entered into in August 2009, the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. As at the end of March 31, 2011, $8.6 million in exploration expenditures had been expended on the property in fulfillment of the $11 million earn-in condition.

Systematic drill testing recommenced in January 2011 with two diamond drills within the mine area as part of a 34,500-metre combined diamond and reverse circulation drill program of $8 million, and the Company is reviewing the possibility of adding a third drill in the second quarter 2011. The exploration program is designed to test and validate a detailed and predictive geologic model of the Kalana mine area developed by the Company, and more than 8,300 metres was completed in the first quarter of 2011. As the program develops, the Company will begin development of a preliminary resource estimate that incorporates the known high-grade veins with the potential bulk minable material in the surrounding mineralized envelopes at Kalana. Satellite zones, such as Kalanako, located only three kilometres east of the Kalana mine offer significant upside potential and will be an important part of the 2011 exploration program. Additional targets have been identified on the 387 square kilometre land package by regional termite mound geochemistry that will undergo further exploration during the current program.

The previously reported remedial drill sample re-assay program initiated in October 2010 was completed in the first quarter of 2011. Results have re-established the integrity of the assay database and reaffirmed the exploration potential as previously interpreted by IAMGOLD’s exploration team.

Africa – Mali – Fougadian Joint Venture

In December 2010, the Company entered into an option-to-joint-venture agreement with Avnel to acquire an initial 51% interest of the available 90% interest, in a 147-square-kilometre concession package located immediately south of the Kalana mine permit. The Company may acquire an additional 14% interest (total 65%) upon completion of certain conditions including establishing a minimum gold resource of 250,000 ounces. Regional surveys, including termite mound geochemistry are on-going, and the Company is establishing a separate camp to service the exploration program.

Africa – Mali – Siribaya Joint Venture

The Siribaya advanced exploration gold project in Mali is held under an option to joint venture with Merrex Gold Inc. (“Merrex”). IAMGOLD can earn a 50% interest in the project by incurring C$10.5 million in exploration expenses, and at the end of the first quarter of 2011 the Company had expended C$7.6 million towards this earn-in condition. In April 2011, the Company made a private placement in Merrex of C$2.5 million, increasing the Company’s shareholding to 13,116,883 shares representing 11.37% of the issued capital of Merrex.

Drilling to date on the Siribaya trend has focused on four kilometres of an eight- to nine-kilometre-long gold mineralized structural corridor defined by geochemistry and geophysics. Significant intercepts have been recorded within the mineralized corridor and on trend with the established resource areas described by Merrex.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

A minimum C$3.0 million budget for 2011 will include 17,000 metres of reverse circulation drilling. In March 2011, the Company reached an arrangement with Merrex whereby IAMGOLD will initiate an additional 10,000-metre diamond drilling program in the resource areas that will be funded by Merrex. Once IAMGOLD’s vesting requirements are satisfied, the drill campaign and expenditures will be treated as a supplemental contribution to the joint venture exploration funding by Merrex, and associated expenditures will be credited to Merrex’s future funding requirements to the joint venture.

The reverse circulation program is designed to systematically test the mineralized corridor on wide-spaced 400 to 500-metre sections for more than three kilometres beyond the limits of the existing drill coverage, whereas the diamond drill program will continue to evaluate and expand the limits of the known resource. Reverse circulation drilling commenced in March 2011, and diamond drilling began in April 2011. Mechanized auger drilling is focused on the sub-parallel Bambadinka mineralized zone, a priority satellite target located two kilometres west of the Siribaya trend. Select targets defined by auger drilling at Bambadinka, as well as other promising satellite targets on the property, will be tested as part of the 2011 program.

Canada – Quebec

The Bousquet-Odyno diamond drilling program was completed for a total of nine holes and 4,144 metres for the first phase of a program initiated in the fourth quarter of 2010. The next phase of exploration drilling will start once all results have been received, evaluated and new targets determined.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy.

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity Risk and Capital Resources

The Company ended the first quarter of 2011 with a strong balance sheet, having $621.4 million in cash, cash equivalents and gold bullion evaluated at market value, compared to $411.3 million at the end of 2010. This increase is mainly due to strong cash flow from operating activities of $205.8 million, partially offset by capital expenditures in mining assets and exploration and development projects.

In February 2011, IAMGOLD received $48.8 million for the sale of its La Arena project. On February 24, 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares with the issuance of 1.7 million shares at a price of C$25.48 per share raising gross proceeds of $43.3 million.

As at March 31, 2011, no funds were drawn against the Company’s $350.0 million unsecured revolving credit facility. The Company also has a $50.0 million revolving facility for the issuance of letters of credit of which, as at March 31, 2011, $18.8 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

The filing of a base shelf prospectus in 2009 with the securities regulators in each province and territory of Canada (except for Quebec), and a corresponding registration statement with the SEC in the United States, allows the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011. The Company plans to renew this base shelf prospectus in 2011.

Gold Bullion

	March 31 2011	December 31 2010
Ounces held (oz)	100,001	100,001
Weighted average acquisition cost ($/oz)	404	404
Acquisition cost ($ millions)	40.4	40.4
End of period spot price for gold ($/oz)	1,439	1,406
End of period market value ($ millions)	143.9	140.6

Gold bullion is held in the accounts of reputable and authorized counterparties, which include Canadian chartered banks, refineries, metals dealers and foreign banks as reviewed and approved by senior management on a continual basis. For accounting purposes, gold bullion is valued at cost in the Company’s consolidated balance sheet.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Working Capital

	March 31 2011	December 31 2010
Working capital ($ millions)	567.0	344.3
Current working capital ratio	3.0	2.4

During the first quarter of 2011, working capital increased by $222.7 million mainly due to increased cash and cash equivalents.

Contractual Obligations

Contractual obligations as at March 31, 2011 were $140.9 million, an increase of approximately $61.7 million compared to December 31, 2010, mainly due to higher purchase obligations at Essakane and Niobec mines. These obligations will be met through available cash resources and operating cash flows.

The Company also holds hedging contracts that are described below. Production from certain mining operations are subject to third-party royalties and management fees as described in note 29 of the Company’s 2010 annual consolidated financial statements.

Asset retirement obligations

As at March 31, 2011, the Company had letters of credit in the amount of $18.8 million to guarantee asset retirement obligations.

At March 31, 2011, a liability of $190.8 million, representing the discounted value of these obligations, is included in the Company’s unaudited consolidated balance sheet compared to $187.4 million at the end of 2010. The increase in obligations during the first quarter of 2011 was mainly related to foreign exchange impact. Disbursements, totaling $0.6 million, were incurred during the first quarter of 2011 (first quarter of 2010 – $0.5 million).

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Marketable securities and warrants held as investments, and market price risk

In the first quarter of 2011, an unrealized gain related to change in market price of marketable securities classified as available-for-sale of $19.6 million (first quarter of 2010 – $1.6 million) was recorded in the fair value reserve within equity. The Company sold some of its marketable securities during the first quarters of 2011 and 2010. Gains previously included in the fair value reserve were transferred to the statement of earnings for $0.3 million (first quarter of 2010 – $8.0 million). At the end of the period, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required in 2011 and 2010. Factors considered in determining impairment included a decreasing trend of these investments’ market value and other information available on these companies.

The Company also has share purchase warrants held in investments included in other non-current assets on the unaudited consolidated balance sheet. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized gain of $2.8 million related to the change in the fair value of warrants held as investments was recorded in the first quarter of 2011 (first quarter of 2010 – $1.0 million).

At March 31, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $8.8 million that would be included in other comprehensive income, and a change of $0.7 million in net earnings.

Derivative instruments

At the end of March 2011, the Company had entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of the Mupane mine’s gold production and of its expected consumption of aluminum. At the end of March 2011, there were no outstanding derivative contracts related to the Company’s foreign currency and its expected consumption of diesel. The Company may enter into option contracts to hedge a portion of its exposure to the Canadian dollar, the euro, and heating oil later in 2011.

At the end of the period, fair values of the Company’s derivatives were as follows:

	March 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Derivatives – Gold option contracts	(9.7)	(9.7)	(11.8)	(11.8)
Derivatives – Aluminum option contracts	0.1	0.1	-	-
	(9.6)	(9.6)	(11.8)	(11.8)

Gold market price risk

Due to Mupane’s short life of mine and to secure its margin, at the beginning of 2010 the Company entered into gold option contracts to protect the majority of the mine’s production for 2010, 2011 and 2012. These hedges are intended to support a positive operating cash flow from the limited life of the operation.

As at March 31, 2011, the options provided protection on 39,600 ounces in 2011 at prices between $1,000 and $1,400 per ounce and on 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. These option contracts provide hedges of in excess of 80% of the expected production through the end of 2013. During the first quarter of 2011, option contracts for 4,400 ounces of gold expired without being exercised while option contracts for 8,800 ounces were exercised.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Fair value adjustments (unrealized gain on contracts) and a realized loss on deliveries were recognized and recorded as follows:

	First quarter ended March 31 2011	First quarter ended March 31 2010
(in $ millions)	$	$
Unrealized gain on contracts	(2.1)	-
Realized loss	0.4	-
Total included in derivative gain	(1.7)	-

	March 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Gold option contracts (Mupane)
Current portion	(5.1)	(5.1)	(5.5)	(5.5)
Non-current portion	(4.6)	(4.6)	(6.3)	(6.3)
	(9.7)	(9.7)	(11.8)	(11.8)

As at March 31, 2011, the valuation of the remaining gold option contracts was based on a gold price of $1,439 per ounce and, following the assumption of an increase or a decrease of $100 per ounce, would have been as follows:

	December 31, 2010 $1,439/oz	Increase of $100/oz at $1,539/oz	Decrease of $100/oz at $1,339/oz
	Fair Value	Fair Value	Fair Value
(in $ millions)	$	$	$
Gold option contracts	(9.7)	(16.1)	(4.9)

Currency exchange rate risk

Movements in the Canadian dollar and the euro against the U.S. dollar have a direct impact on the Company’s financial statements. International operations have exposure to currencies; however, metal sales are mainly transacted in U.S. dollars and a significant portion of each international operation’s cost base is denominated in U.S. dollars.

At the end of March 31, 2011 and December 31, 2010, there were no outstanding currency contracts. The Company may enter into option contracts to hedge a portion of its exposure to the Canadian dollar and the euro for 2011. The Company’s objective is to hedge its exposure to the Canadian dollar requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec and the Essakane mines.

Foreign exchange loss or gain

The foreign exchange loss in the first quarter of 2011 was $5.2 million, compared to $1.7 million in the first quarter of 2010. The majority of the foreign exchange loss during the first quarters of 2011 and 2010 was related to the impact of foreign exchange variation on monetary assets such as cash held in Canadian dollars, receivables, payables and asset retirement obligations. A 10% depreciation of the Canadian dollar compared to the U.S. dollar would impact positively net earnings (including the tax impact) by approximately by $12.9 million. A 10% appreciation would decrease net earnings (including the tax impact) by approximately $14.2 million.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Heating oil option contracts and fuel market price risk

At the end of March 2011 and December 2010, there were no outstanding heating oil contracts. The Company may enter into option contracts to hedge a portion of its exposure for 2011 at the Rosebel, Essakane, Mupane, Sadiola, and Yatela operations.

Aluminum option contracts and market price risk

Aluminum is a key input in the production of niobium. The Company entered into contracts to limit the impact of fluctuations of aluminum prices and to economically hedge approximately 29% of its future consumption of aluminum for 2011 at the Niobec mine. The fair value of outstanding contracts as at March 31, 2011 was $0.1 million which resulted in an equivalent gain during the first quarter of 2011.

Shareholders’ Equity

At the end of 2010, the Company announced an annual dividend payment of $0.08 per share (2009 – $0.06 per share), totaling $29.8 million, which was paid on January 14, 2011 ($22.1 million in 2009 paid on January 12, 2010). The Company also reported that, in future, it plans to pay its dividend semi-annually.

Number issued and outstanding	March 31, 2011	May 9, 2011
Shares	374,734,809	374,751,620
Share options	4,559,542	4,542,731

The increase in the number of shares issued and outstanding since March 31, 2011 is due to the exercise of options.

Non-controlling Interests

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), EURO Ressources S.A., and Essakane S.A. (the Essakane mine).

RELATED PARTY TRANSACTIONS

In the first quarters of 2011 and 2010, there were no material related party transactions.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure Controls and Procedures

As at the end of the period covered by this MD&A and accompanying unaudited consolidated interim financial statements, the CEO and the CFO have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal Controls over Financial Reporting

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of unaudited consolidated interim financial statements for external purposes in accordance with international financial reporting standards.

Management, including the CEO and the CFO, evaluated the design of the Company’s internal control over financial reporting as at March 31, 2011. In making this assessment, management, including the CEO and the CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. This evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion on this evaluation.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of management’s evaluation.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

As a result, IAMGOLD now reports under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices. Refer to note 25 in the unaudited consolidated interim financial statements for the first quarter of 2011 for reconciliations from Canadian generally accepted accounting principles to IFRS.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which is four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2013. The Company is in the process of evaluating the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found on page 2.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s 2010 annual MD&A, and the Company’s 2010 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

Adjusted net earnings

Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as impairment charge, changes in asset retirement obligations for closed properties, unrealized derivative gain or loss on Mupane gold hedging and warrants held as investments, marketable securities and assets, foreign exchange gain or loss, and executive severance costs, as well as unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings to adjusted net earnings as per the unaudited condensed consolidated interim statement of earnings.

	First quarter ended March 31 2011	First quarter ended March 31 2010
(in $ millions, except for number of shares and per share amounts)	$	$

Net earnings	162.3	60.2
Executive severance costs	-	0.8
Foreign exchange loss	5.2	1.7
Unrealized derivative gain on Mupane gold hedging and warrants held as investments	(4.9)	(1.0)
Gain on sales of marketable securities	(0.2)	(7.0)
Gain on sales of assets (including a positive tax impact in Q1-2011)	(14.9)	(0.1)
Unrealized gain on foreign exchange translation of deferred income and mining tax liabilities	(2.6)	0.4
	(17.4)	(5.2)
Adjusted net earnings	144.9	55.0
Adjusted net earnings attributable to:
Equity shareholders of the Company	136.0	51.9
Non-controlling interests	8.9	3.1
	144.9	55.0
Basic weighted average number of common shares outstanding (in millions)	373.6	369.4
Basic and diluted earnings attributable to equity shareholders of the Company per share ($/share)	0.41	0.15
Basic adjusted net earnings attributable to equity shareholders of the Company per share ($/share)	0.36	0.14

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Cash costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortisation, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortisation as per the unaudited consolidated interim statement of earnings.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

First quarter ended March 31, 2011

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Essakane (a)	Doyon Division	Mupane	Sadiola	Yatela	Total	Other	(b)	Total	(c)
	$	$	$	$	$	$	$	$		$
Mining costs, excluding depreciation, depletion and amortisation(d)	55.3	50.6	6.9	17.8	21.6	9.2	161.4	24.1		185.5
Adjust for:
By-product credit (excluded from mining costs)	-	-	(0.4)	-	-	-	(0.4)
Stock movement	2.3	(4.2)	(5.2)	(2.3)	0.1	0.4	(8.9)
Other mining costs	(0.4)	(1.0)	(1.3)	(0.6)	-	0.2	(3.1)
Cost attributed to non-controlling interests	(2.9)	(4.5)	-	-	-	-	(7.4)
	(1.0)	(9.7)	(6.9)	(2.9)	0.1	0.6	(19.8)
Cash costs – operating mines	54.3	40.9	-	14.9	21.7	9.8	141.6
Cash costs –investments in associates(e)							25.0
Total cash costs including investments in associates							166.6
Attributable gold production – operating mines (000 oz)	100	95	-	11	30	8	244
Attributable gold production – investments in associates (000 oz)(e)							46
Total attributable gold production (000 oz)							290
Total cash costs ($/oz)	544	428	-	1,379	724	1,312	575

(a)	Commercial production starting July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate segments.

(c)	As per the unaudited consolidated interim statement of earnings.

(d)	As per note 16 of the Company’s unaudited consolidated interim financial statements.

(e)	Investments in associates relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

First quarter ended March 31, 2010

	Operating Gold Mines						Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Mupane	Sadiola	Yatela	Total	Other	(a)	Total	(b)
Mining costs, excluding depreciation, depletion and amortisation(c)	49.6	6.2	12.0	16.2	11.9	95.9	19.4		115.3
Adjust for:
By-product credit (excluded from mining costs)	(0.1)	(0.1)	-	-	-	(0.2)
Stock movement	(3.8)	(4.6)	(1.3)	0.3	0.7	(8.7)
Accretion expense and other changes in asset retirement obligations	(0.4)	-	-	(0.2)	(0.2)	(0.8)
Foreign exchange, interest and other	(0.5)	(1.5)	-	(0.3)	0.1	(2.2)
Cost attributed to non-controlling interests	(2.2)	-	-	-	-	(2.2)
	(7.0)	(6.2)	(1.3)	(0.2)	0.6	(14.1)
Cash costs – operating mines	42.6	-	10.7	16.0	12.5	81.8
Cash costs –investments in associates(d)						26.3
Total cash costs including investments in associates						108.1
Attributable gold production – operating mines (000 oz )	93	-	13	30	27	163
Attributable gold production – investments in associates (000 oz)(d)						43
Total attributable gold production (000 oz)						206
Total cash costs ($/oz)	456	-	826	538	462	524
(a)	Niobium, Exploration and evaluation and Corporate Segments.
(b)	As per unaudited consolidated interim statement of earnings.
(c)	As per note 16 of the Company’s unaudited consolidated interim financial statements.
(d)	Investments in associates relate to the Tarkwa and Damang Mines.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

Unit operating margin per kilogram of niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the unaudited consolidated interim statement of earnings.

(in $ millions, except where noted)	First quarter ended March 31 2011	First quarter ended March 31 2010
	$	$
Revenues from the Niobec mine as per segmented information (note 24 of the Company’s unaudited consolidated interim financial statements)	39.6	40.2
Mining costs per unaudited consolidated interim statement of earnings	185.5	115.3
Mining costs from gold mines as per cash cost reconciliation	(161.4)	(95.9)
Other mining costs	(0.4)	(0.4)
Mining costs from the Niobec mine	23.7	19.0
Operating margin	15.9	21.2
Sales volume (millions of kg Nb)	1.0	1.1
Operating margin ($/kg Nb)	16	19

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

MINING OPERATIONS PRODUCTION DATA

The tables below show production data for each mining operation for each quarter of 2011 and 2010.

	2011	2010
	Q1	Q4	Q3	Q2	Q1

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000 t)	11,311	13,967	12,364	11,797	14,159
Strip ratio(a)	3.1	2.6	3.0	2.9	3.2
Ore milled (000 t)	3,068	3,417	3,112	3,172	3,131
Head grade (g/t)	1.1	1.2	1.1	0.9	1.1
Recovery (%)	96	95	94	89	92
Gold production – 100% (000 oz)	105	126	106	86	98
Attributable gold production – 95% (000 oz)	100	119	101	82	93
Gold sales – 100% (000 oz)	104	131	96	87	102
Gold revenue ($/oz)(b)	1,401	1,378	1,238	1,207	1,111
Cash cost excluding royalties ($/oz)	469	378	421	504	401
Royalties ($/oz)	75	71	63	63	55
Cash cost ($/oz)(c)	544	449	484	567	456

Burkina Faso—Essakane Mine (IAMGOLD interest – 90%)
Total operating material mined (000 t)	7,617	7,454	5,404	-	-
Strip ratio(a)	1.9	1.1	1.2	-	-
Ore milled (000 t)	2,251	1,675	1,298	-	-
Head grade (g/t)	1.5	1.7	1.2	-	-
Recovery (%)	96	96	95	-	-
Gold production – 100% (000 oz)	106	89	47	-	-
Attributable gold production – 90% (000 oz)	95	80	42	-	-
Gold sales – 100% (000 oz)	115	95	18	-	-
Gold revenue ($/oz)(b)	1,402	1,386	1,287	-	-
Cash cost excluding royalties ($/oz)	359	372	441	-	-
Royalties ($/oz)	69	42	18	-	-
Cash cost ($/oz)(c)	428	414	459	-	-

Canada—Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000 t)	14	12	13	17	19
Ore milled (000 t)	-	44	17	-	-
Head grade (g/t)	-	13.1	14.2	-	-
Recovery (%)	-	96	96	-	-
Gold production (000 oz)	-	18	13	2	-
Gold sales (000 oz)	10	24	3	-	6
Gold revenue ($/oz)(b)	1,371	1,396	1,284	-	1,100
Cash cost excluding royalties ($/oz)	-	812	430	252	-
Royalties ($/oz)	-	31	26	28	-
Cash cost ($/oz)(c)	-	843	456	280	-
(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash costs section above for reconciliation to GAAP measures.
(d)	Commercial production started effective as of July 16, 2010. Refer to the Results of Operations’ section for more information.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

	2011	2010
	Q1	Q4	Q3	Q2	Q1

Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000 t)	2,365	1,967	2,583	1,853	1,954
Strip ratio(a)	9.0	6.9	9.8	5.8	9.5
Ore milled (000 t)	256	279	315	279	250
Head grade (g/t)	1.5	1.9	1.8	1.8	1.9
Recovery (%)	88	89	86	80	87
Gold production (000 oz)	11	15	16	13	13
Gold sales (000 oz)	13	13	16	13	15
Gold revenue ($/oz)(b)	1,394	1,382	1,236	1,226	1,115
Cash cost excluding royalties ($/oz)	1,297	1,001	902	829	775
Royalties ($/oz)	82	61	62	58	51
Cash cost ($/oz)(c)	1,379	1,062	964	887	826

Mali—Sadiola Mine (IAMGOLD interest – 41%)
Total operating material mined (000 t)	2,469	2,692	1,808	2,486	2,668
Strip ratio(a)	6.3	7.4	8.5	8.2	7.9
Ore milled (000 t)	469	460	441	448	443
Head grade (g/t)	1.8	2.1	2.1	2.1	2.1
Recovery (%)	95	92	92	95	94
Attributable gold production (000 oz)	30	29	30	29	30
Attributable gold sales (000 oz)	30	31	28	29	29
Gold revenue ($/oz)(b)	1,387	1,366	1,222	1,188	1,109
Cash cost excluding royalties ($/oz)	642	696	589	567	473
Royalties ($/oz)	82	89	70	69	65
Cash cost ($/oz)(c)	724	785	659	636	538

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000 t)	1,488	1,384	1,508	1,364	704
Strip ratio(a)	6.1	5.5	8.2	7.7	4.3
Ore crushed (000 t)	276	308	233	328	304
Head grade (g/t)	1.0	1.0	1.0	1.0	1.9
Attributable gold stacked (000 oz)	9	10	7	11	18
Attributable gold production (000 oz)	8	9	9	15	27
Attributable gold sales (000 oz)	7	8	10	15	26
Gold revenue ($/oz)(b)	1,389	1,373	1,233	1,185	1,110
Cash cost excluding royalties ($/oz)	1,233	1,302	1,169	622	397
Royalties ($/oz)	79	77	74	75	65
Cash cost ($/oz)(c)	1,312	1,379	1,243	697	462

Ghana—Tarkwa and Damang Mines (IAMGOLD interest – 18.9%)
Attributable gold production (000 oz)	46	45	45	49	43
Cash cost ($/oz)(c )	542	627	598	634	612
(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011

	2011	2010
	Q1	Q4	Q3	Q2	Q1

Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000 t)	529	454	427	441	470
Ore milled (000 t)	521	502	458	456	448
Grade (% Nb2O5)	0.57	0.59	0.62	0.62	0.61
Niobium production (millions of kg Nb)	1.1	1.0	1.1	1.1	1.2
Niobium sales (millions of kg Nb)	1.0	1.0	1.1	1.1	1.1

Operating margin ($/kg Nb)(a)	16	17	19	19	19

(a)

Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the above section Unit Operating Margin per Kilogram of Niobium for the Niobec Mine for reconciliation to GAAP measure.

IAMGOLD CORPORATION – FIRST QUARTER MD&A – MARCH 31, 2011